3-1-02

02024812

808464
0-15276

FORM 6K

RECEIVED MAR 28 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number 0-15276

For the month of: **March, 2002**

CLEARLY CANADIAN BEVERAGE CORPORATION

(Translation of registrant's name into English)

PROCESSED
APR 05 2002
THOMSON FINANCIAL P

2489 Bellevue Avenue,
West Vancouver, British Columbia, Canada V7V 1E1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 - ___]

. . ./2

This Form 6-K consists of:

1. Summary of material change (as stated below).

2. News Release dated March 26, 2002 (as attached).

CLEARLY CANADIAN ANNOUNCES 2001 YEAR END FINANCIAL RESULTS

VANCOUVER, B.C., March 26, 2002 --- Clearly Canadian Beverage Corporation (TSE:CLV; OTCBB:CCBC) today reported consolidated financial results for the year ended December 31, 2001. (ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS.)

During the year ended December 31, 2001, the Company's wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. The divestiture relates to two business segments: its home and office five-gallon water business and its private label co-pack bottling business and related assets. For reporting purposes, as summarized below, the results and financial position of the Company reflect the results of the "Continuing Operations" only, whereas the results and financial position of the "Discontinued Operations" are shown separately. Accordingly, prior year figures have been restated to reflect this change. In determining its results for the year ended December 31, 2001, Clearly Canadian adopted a new Canadian Institute of Chartered Accountants (CICA) accounting standard dealing with discontinued operations.

Continuing Operations
Sales revenues from continuing operations were $23,257,000 for the year ended December 31, 2001 compared to $23,247,000 for the year ended December 31, 2000.

Gross profit margins from continuing operations were 36.9% for the year ended December 31, 2001 compared with 35.4% for the corresponding period in 2000. This represents gross profit of $8,586,000 for the year ended December 31, 2001 compared to $8,225,000 for the corresponding period in 2000.

Selling, general and administrative expenses from continuing operations were $10,387,000 for the year ended December 31, 2001 compared $10,992,000 for the same period in 2000. The reduction of SG&A expenses reflects the Company's continuing efforts to reduce all categories of expense.

The Company's reported earnings (loss) before interest, taxes, depreciation, amortization and before non-recurring expenses ("adjusted EBITDA") of $(1,801,000) for the year ended December 31, 2001 compared to $(2,767,000) for the corresponding period in 2000.

Net income (loss) from continuing operations for the year ended December 31, 2001 was $(7,174,000) or $(1.08) per share on a basic and diluted basis compared to $(4,228,000) or $(0.69) per share on a basic and diluted basis for the corresponding period in 2000. Net income (loss) for the year 2001 includes non-recurring expenses of $4,243,000 representing the writedown of property, plant, equipment, goodwill and the recovery of restructuring costs.

Discontinued Operations
Sales revenues from discontinued operations were $5,245,000 for the year ended December 31, 2001 compared to $5,683,000 for the year ended December 31, 2000.

.../3

Net income (loss) from discontinued operations for the year ended December 31, 2001 was $(1,459,000) or $(0.22) per share on a basic and diluted basis compared to $(2,221,000) or $(0.37) per share on a basic and diluted basis for the corresponding period in 2000.

"In 2001, Clearly Canadian took the necessary steps to return to its roots as a innovative marketer of premium alternative beverages. We launched Reebok Fitness Water Beverage, an innovative new beverage for health conscious consumers. Beginning in six regions in the United States, Reebok Fitness Water Beverage was rolled-out to the enthusiastic response of our distributors and customers. We continued our distribution efforts throughout the year, gaining numerous new listings for the brand.

"We also demonstrated our commitment to our shareholders to reduce costs while improving our financial and operational position. In the second quarter of 2001, the Company's U.S. subsidiary sold its home and office water business, which resulted in a reduction of debt. In the fourth quarter, Clearly Canadian's U.S. subsidiary entered into an agreement to divest of its U.S.-based production facility assets and bottling plant that included a long-term bottling contract with the purchaser that will provide a long-term supply arrangement and allow Clearly Canadian to maintain competitive margins on its core product lines produced at the bottling plant. As part of this agreement, the Company's U.S. subsidiary also sold its branded water and private label bottled water business.

"The net result of these significant management decisions is that Clearly Canadian is now focused on the selling and marketing of the Company's beverage brands in an effort to maximize shareholder value and to provide additional working capital allowing Clearly Canadian to pursue growth opportunities," said Douglas Mason, President of Clearly Canadian.

Based in Vancouver, B.C., Clearly Canadian is a leading producer of premium alternative beverages, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone™, which are distributed in the United States, Canada and numerous countries worldwide. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company's expectations regarding the amount and timing of payments and the reduction of expenses and resulting cost savings by the sale of the business segments and related assets referred to in this news release and also include the Company's expectations regarding the revenues to be generated through the sale of its beverage products, including Reebok beverages, and the benefits of these transactions and revenues on the Company's results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company's ability to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

. . ./4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 26th day of March, 2002.

CLEARLY CANADIAN BEVERAGE CORPORATION
(Registrant)

By: ______________________________
Bruce E. Morley, Chief Legal Officer

P:\word\2002\releases\0326\form6k.doc

CLEARLY CANADIAN®

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES 2001 YEAR END FINANCIAL RESULTS

VANCOUVER, B.C., March 26, 2002 --- Clearly Canadian Beverage Corporation (TSE:CLV; OTCBB:CCBC) today reported consolidated financial results for the year ended December 31, 2001. (ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS.)

During the year ended December 31, 2001, the Company's wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. The divestiture relates to two business segments: its home and office five-gallon water business and its private label co-pack bottling business and related assets. For reporting purposes, as summarized below, the results and financial position of the Company reflect the results of the "Continuing Operations" only, whereas the results and financial position of the "Discontinued Operations" are shown separately. Accordingly, prior year figures have been restated to reflect this change. In determining its results for the year ended December 31, 2001, Clearly Canadian adopted a new Canadian Institute of Chartered Accountants (CICA) accounting standard dealing with discontinued operations.

Continuing Operations

Sales revenues from continuing operations were $23,257,000 for the year ended December 31, 2001 compared to $23,247,000 for the year ended December 31, 2000.

Gross profit margins from continuing operations were 36.9% for the year ended December 31, 2001 compared with 35.4% for the corresponding period in 2000. This represents gross profit of $8,586,000 for the year ended December 31, 2001 compared to $8,225,000 for the corresponding period in 2000.

Selling, general and administrative expenses from continuing operations were $10,387,000 for the year ended December 31, 2001 compared $10,992,000 for the same period in 2000. The reduction of SG&A expenses reflects the Company's continuing efforts to reduce all categories of expense.

The Company's reported earnings (loss) before interest, taxes, depreciation, amortization and before non-recurring expenses ("adjusted EBITDA") of $(1,801,000) for the year ended December 31, 2001 compared to $(2,767,000) for the corresponding period in 2000.

Net income (loss) from continuing operations for the year ended December 31, 2001 was $(7,174,000) or $(1.08) per share on a basic and diluted basis compared to $(4,228,000) or $(0.69) per share on a basic and diluted basis for the corresponding period in 2000. Net income (loss) for the year 2001 includes non-recurring expenses of $4,243,000 representing the writedown of property, plant, equipment, goodwill and the recovery of restructuring costs.

Discontinued Operations

Sales revenues from discontinued operations were $5,245,000 for the year ended December 31, 2001 compared to $5,683,000 for the year ended December 31, 2000.

Net income (loss) from discontinued operations for the year ended December 31, 2001 was $(1,459,000) or $(0.22) per share on a basic and diluted basis compared to $(2,221,000) or $(0.37) per share on a basic and diluted basis for the corresponding period in 2000.

(more)

CLEARLY CANADIAN BEVERAGE CORPORATION
2489 Bellevue Ave., West Vancouver British Columbia, Canada V7V 1E1
Telephone (604) 922-8100 Facsimile (604) 922-8195
TOLL FREE IN U.S.A 1-800-663-5658 TOLL FREE IN CANADA 1-800-663-0227

"In 2001, Clearly Canadian took the necessary steps to return to its roots as a innovative marketer of premium alternative beverages. We launched Reebok Fitness Water Beverage, an innovative new beverage for health conscious consumers. Beginning in six regions in the United States, Reebok Fitness Water Beverage was rolled-out to the enthusiastic response of our distributors and customers. We continued our distribution efforts throughout the year, gaining numerous new listings for the brand.

"We also demonstrated our commitment to our shareholders to reduce costs while improving our financial and operational position. In the second quarter of 2001, the Company's U.S. subsidiary sold its home and office water business, which resulted in a reduction of debt. In the fourth quarter, Clearly Canadian's U.S. subsidiary entered into an agreement to divest of its U.S.-based production facility assets and bottling plant that included a long-term bottling contract with the purchaser that will provide a long-term supply arrangement and allow Clearly Canadian to maintain competitive margins on its core product lines produced at the bottling plant. As part of this agreement, the Company's U.S. subsidiary also sold its branded water and private label bottled water business.

"The net result of these significant management decisions is that Clearly Canadian is now focused on the selling and marketing of the Company's beverage brands in an effort to maximize shareholder value and to provide additional working capital allowing Clearly Canadian to pursue growth opportunities," said Douglas Mason, President of Clearly Canadian.

Based in Vancouver, B.C., Clearly Canadian is a leading producer of premium alternative beverages, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone™ which are distributed in the United States, Canada and numerous countries worldwide. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company's expectations regarding the amount and timing of payments and the reduction of expenses and resulting cost savings by the sale of the business segments and related assets referred to in this news release and also include the Company's expectations regarding the revenues to be generated through the sale of its beverage products, including Reebok beverages, and the benefits of these transactions and revenues on the Company's results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company's ability to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

N. Ross

Stuart R. Ross, Chief Financial Officer

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

Clearly Canadian Beverage Corporation
Consolidated Statement of Operations and Deficit
For the year ended December 31, 2001 and 2000
(Stated in Thousands of United States Dollars)

		(Unaudited)	
		2001	2000
Sales	$	23,257	23,247
Cost of Sales		14,671	15,022
Gross Profit		8,586	8,225
Selling, general and administrative expenses		10,387	10,992
Amortization		1,105	1,199
Loss before the following:		(2,906)	(3,966)
Interest on long-term debt		-	53
Other (expense) income		(25)	(380)
Gain on sale of assets		-	65
Writedown of property, plant and equipment		(2,235)	-
Writedown of goodwill		(2,111)	-
Restructuring (charges) recovery		103	-
Loss from continuing operations before income taxes		(7,174)	(4,228)
Provision for income taxes		-	-
Loss for the year from continuing operatons		(7,174)	(4,228)
Loss for the year from discontinued operations (schedule 1)		(1,459)	(2,221)
Loss for the year		(8,633)	(6,449)
Deficit - beginning of period		(40,231)	(33,782)
Share cancellation		-	-
Deficit - end of period	$	(48,864)	(40,231)
Basic and diluted loss per share	$	(1.30)	(1.06)
Weighted average shares outstanding		6,640,682	6,101,170

Schedule 1

Loss from discontinued operations:			
Sales	$	5,245	5,683
Loss from discontinued operations before writedowns and income taxes		(1,673)	(2,221)
Writedown of assets from discontinued operations		(1,999)	-
Gain on sale of Home and office five gallon water business		2,213	
Loss from discontinued operations	$	(1,459)	(2,221)

Clearly Canadian Beverage Corporation

Consolidated Balance Sheet

As At December 31, 2001 and 2000

(Stated in Thousands of United States Dollars) (Unaudited)

		2001	2000
ASSETS			
Current			
Cash and cash equivalents	$	226	296
Accounts receivable		2,334	2,825
Inventories		2,304	2,115
Prepaid expenses, deposits and other assets		111	146
		4,975	5,382
Long-term investments		152	87
Distribution rights		1,913	2,179
Long-term receivables		-	502
Property, plant and equipment		9,978	16,516
Goodwill		-	3,277
	$	17,018	27,943
LIABILITIES			
Current			
Accounts payable and accrued liabilities	$	5,010	4,704
Current portion of long term-debt		347	693
		5,357	5,397
Long-term debt		3,252	5,427
Other liabilities		-	39
		8,609	10,863
SHAREHOLDERS' EQUITY			
Share Capital			
Issued 7,013,682 (2000 - 7,013,682)			
Outstanding 6,640,682 (2000 - 6,640,682)		58,208	58,208
Warrants 692,740 (2000 - 692,740)		423	423
Cumulative translation adjustment		(1,358)	(1,320)
Deficit		(48,864)	(40,231)
		8,409	17,080
	$	17,018	27,943